SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

COMMUNITY FINANCIAL SHARES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

20366P100
(CUSIP Number)

Marc Weingarten
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 694552100	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS SBAV LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.33%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS SBAV GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.33%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 694552100	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS George Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.33%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 694552100	SCHEDULE 13D/A	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,943,781 shares of Common Stock (See Item 4 and Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 24.33%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 694552100	SCHEDULE 13D/A	Page 6 of 7 Pages

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D, originally filed on December 31, 2012 (the “Original Schedule 13D”), and Amendment No. 1 to the Original Schedule 13D, filed on March 26, 2013 (“Amendment No. 1" and together with this Amendment No. 2, the “Schedule 13D”) and relates to the common stock, no par value (the “Common Stock”), of Community Financial Shares, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 2 amends Item 5 of the Schedule 13D as set forth below. Except as set forth herein, the Schedule 13D is unmodified.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a)–(b) of Item 5 are hereby amended and restated in their entirety as follows:

(a) and (b) As described in Item 4, as of the close of business on April 1, 2013, SBAV holds (i) 18,713 shares of Series C Preferred Stock convertible into 1,871,300 shares of Common Stock and (ii) 44,148 shares of Series D Preferred Stock convertible by SBAV into 72,481 shares of Common Stock, representing approximately 24.33% of the outstanding Common Stock after taking into account such conversions. The foregoing excludes 4,342,319 shares of Common Stock issuable upon the conversion of shares of Series D Preferred Stock held by SBAV because of the conversion blockers noted in Item 4. Accordingly, (i) SBAV GP, as the general partner of SBAV, may be deemed to beneficially own (x) the 1,871,300 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by SBAV and (y) the 72,481 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by SBAV, representing approximately 24.33% of the outstanding Common Stock after taking into account such conversions, and (ii) Clinton, as the investment manager of SBAV, and Mr. Hall, as the president of Clinton and sole managing member of SBAV GP, may be deemed to beneficially own (x) the 1,871,300 shares of Common Stock issuable upon conversion of the Series C Preferred Stock held by SBAV and (y) the 72,481 shares of Common Stock issuable upon conversion of the Series D Preferred Stock held by SBAV, representing approximately 24.33% of the outstanding Common Stock after taking into account such conversions.

As set forth above and in Item 4, the Reporting Persons are prohibited from converting a portion of the shares of Series D Preferred Stock held by SBAV into shares of Series C Preferred Stock and into shares of Common Stock because of conversion blockers. In addition, as noted above, the Reporting Persons do not have the right to exercise voting rights with respect to the Series D Preferred Stock on any matter, subject to limited exceptions.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon (x) the 6,043,688 shares of Common Stock outstanding as set forth in the Annual Report on Form 10-K filed by the Issuer on March 29, 2013, plus (y) the 1,871,300 shares of Common Stock into which the Series C Preferred Stock held by SBAV may be currently converted plus (z) the 72,481 shares of Common Stock into which the Series D Preferred Stock held by SBAV may be currently converted, for an aggregate of 7,987,469 shares of Common Stock outstanding after giving effect to such conversion.

CUSIP No. 694552100	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2013

SBAV LP

/s/ George Hall
Name: George Hall
Title: Managing Member

SBAV GP LLC

/s/ George Hall
Name: George Hall
Title: Managing Member

/s/ George Hall
GEORGE HALL

Clinton Group, Inc.

/s/ George Hall
Name: George Hall
Title: Managing Member